Weil, Gotshal & Manges LLP
200 Crescent Court, Suite 300
Dallas, TX 75201-6905
(214) 746-7700
FAX: (214) 746-7777
December 17, 2009
VIA EDGAR CORRESPONDENCE AND FEDERAL EXPRESS
Mr. Michael F. Johnson
Division of Corporate Finance
United States Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, DC 20549

Re:	Viasystems Group, Inc. Registration Statement on Form S-4 Filed November 12, 2009 File No. 333-163040
Dear Mr. Johnson:
     On behalf of our client Viasystems Group, Inc., a Delaware corporation (“Viasystems”), I am submitting the following responses to the Staff’s comments made in its letter of December 9, 2009 (the “Comment Letter”), addressed to Viasystems in connection with its Registration Statement on Form S-4, filed on November 12, 2009 (the “Form S-4”). Where applicable, we have incorporated revisions in response to the Staff’s comments into Amendment No. 1 to the Form S-4 (the “Amendment”), which we are concurrently filing herewith.
     The Amendment incorporates material intended to be responsive to each of the comments contained in the Comment Letter. For convenience, the Staff’s comments have been reproduced in bold text in this letter with Viasystems’ responses thereto below each corresponding comment. Capitalized terms used, but not defined, herein shall have the meanings given them in the Form S-4.

Mr. Johnson
December 17, 2009

General
1.	Please note that the Staff is separately reviewing the periodic reports of Merix and a separate letter containing comments on those reports will be provided promptly. Additionally, please note that all comments on the Merix periodic reports must be resolved prior to the desired effective date for your Form S-4.
     Merix Corporation (“Merix”) received the Staff’s letter of December 14, 2009. Merix and Viasystems will work with the Staff to resolve the comments contained in such letter prior to the desired effective date for the Form S-4.
2.	We note the blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please include this disclosure in an amendment as soon as practicable. Note that we may have additional comments once you have provided this disclosure. Please also note that to the extent you rely upon Rule 430A, you must include the undertaking required by Item 512(i) of Regulation S-K.
     The blank spaces throughout the Form S-4 relate to the special meeting of Merix’ shareholders, which information was not yet known when the Form S-4 was filed. Viasystems will amend the Form S-4 to include such information as soon as such information is known.
Cover Page
3.	You currently present a two-page letter to shareholders as well as a notice. To conform with the requirements of Rule 421(d), your letter should not exceed one page in length, and the notice to shareholders should also be limited to one page. Collectively, the letter and notice should provide all of the information required by Item 501 of Regulation S-K. In editing the letter, please ensure that you provide the key information regarding the proposed transaction. For example, the uncertainty regarding the tax consequences of the merger appears to be a key matter that should be highlighted on the cover page. In particular, please state that there is a significant risk the Merix holders will recognize ordinary income equal to the market value of the Viasystems common stock they receive in the merger.
     The letter to the Merix shareholders and notice have been amended in response to the Comment Letter.
4.	Although the outside cover page (your letter to shareholders) should contain a clear and concise description of what the common shareholders of Merix will receive as a result of the proposed merger, the first paragraph that follows the bulletpoints does not describe the merger consideration in a concise and useful manner. Usage of a defined term such as “Exchange Ratio” does not appear to be necessary or consistent with the requirements of Rule 421(d). It appears instead that you could tell the shareholders that they will receive a pro rata share of the 2.5 million shares and that you expect that holders will receive not less than approximately X shares nor more than approximately Y shares in exchange for each

Mr. Johnson
December 17, 2009

share of Merix common stock. Then, you should direct the readers to the page number of the filing where they may find the detailed information about how the actual exchange ratio will be determined.

The letter to the Merix shareholders has been amended in response to the Comment Letter.

5.	In addressing the preceding comment, it would appear that cover page disclosure of the range of shares that Merix holders are expected to receive would be significantly more informative if you exclude “out-of-the-money” option shares from those you expect to be outstanding at the time of the closing. In this respect, it appears that a substantial portion of the potential variance in the exchange ratio is attributable to options that have prices that are substantially in excess of share prices in recent periods and are thus very unlikely to be exercised.

The letter to the Merix shareholders has been amended in response to the Comment Letter.
Risk Factors
Risk Factors Related to Viasystems
“A significant portion of Viasystems’ net sales ...”, page 42
6.	We note that Alcatel-Lucent SA, Bosch Group, General Electric Company and Continental AG, each individually accounted for over 10% of Viasystems’ net sales for the year ended December 31, 2008 and the nine months ended September 30, 2009. However, you have not filed agreements or similar contracts with any of these companies as exhibits to your filing. Please provide us with an analysis as to how you determined that your agreements with these entities do not need to be filed pursuant to Item 601(b)(10) of Regulation S-K.
     Viasystems has not filed agreements with Alcatel-Lucent SA, Bosch Group, General Electric Company or Continental AG (the “Customer Agreements”) because Viasystems has determined that the Customer Agreements are not required to be filed pursuant to Item 601(b)(10) of Regulation S-K. The Customer Agreements ordinarily accompany the kind of business conducted by Viasystems and do not fall within any of the categories enumerated in Item 601(b)(10)(ii) because (i) no directors, officers, promoters, voting trustees or security holders named in the Form S-4 are parties to the Customer Agreements, (ii) the Customer Agreements do not represent continuing contracts to sell the major part of Viasystems’ products or services, (iii) the Customer Agreements do not call for the acquisition or sale of any property, plant or equipment of Viasystems and (iv) the Customer Agreements are not material leases. Although sales to each of these customers account for more than 10% of Viasystems’ sales, the Customer Agreements do not contain affirmative obligations on the part of either party to sell or purchase products. Rather, the Customer Agreements contain general terms and conditions that govern any transactions that do occur between the parties. Sales to these customers are effected through individual purchase orders submitted by such customer. No single purchase order from these customers has been for an amount that is individually material. As a result, Viasystems respectfully submits that the Customer Agreements and the purchase orders are not required to be filed pursuant to Item 601(b)(10).

Mr. Johnson
December 17, 2009

Cautionary Statement Regarding Forward-Looking Statements, page 69
7.	We note your statement that some of the statements contained in the proxy statement/prospectus are “forward looking statements” within the meaning of Sections 27A of the Securities Act and 21E of the Exchange Act. Section 27A(b)(2)(D) of the Securities Act of 1933 and Section 21E(b)(2)(D) of the Securities Exchange Act of 1934 expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with an initial public offering. Please either;
•	delete any references to the Litigation Reform Act; or

•	make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply to initial public offerings.
     In response to the Comment Letter, the section entitled “Cautionary Statement Regarding Forward-Looking Statements ” on page 69 of the Form S-4 has been amended to delete all references to the Litigation Reform Act.
The Merger
Opinion of Thomas Weisel Partners, page 87
8.	We note that there appears to be uncertainty regarding the tax consequences to the Merix holders and that there is a substantial likelihood that the shares they will receive will result in ordinary income. However, your proxy does not discuss this potentially negative consequence as something considered by the board in evaluation the transaction. Please advise as to whether the board was aware of this uncertainty when it made the initial determination that the transaction was fair to the Merix holders. If so, please tell us why the uncertainty about the tax treatment is not prominently listed as a negative factor in the background of the merger, the fairness opinion discussion and the consideration/recommendation of the board.
     The Merix board of directors was aware of the uncertainty regarding the federal tax consequences to Merix shareholders and that the Merix shareholders may recognize ordinary income in an amount equal to the fair maket value of Viasystems common stock (and cash in lieu of fractional shares) received in the merger. This factor was one of the several factors that the Merix board of directors considered in making its determination that the proposed merger was fair to Merix shareholders. Ultimately, the Merix board of directors concluded that a combination of Merix and Viasystems would provide greater value to shareholders in the longer term and that this anticipated benefit outweighed any potential negative tax consequences of the merger. Because the Merix board of directors did consider the uncertainty regarding the federal tax consequences of the merger and its potential negative effect on Merix shareholders, Merix has revised the section entitled “Merix’ Reasons for the Merger; Recommendation of Merix Board of Directors” on page 83 of the Form S-4.

Mr. Johnson
December 17, 2009

9.	We note that “TWP did not express any opinion as to any tax or other consequences that might result from the merger.” Based upon this statement, it is unclear whether TWP is aware that the merger consideration might be taxable. If TWP is aware that the merger consideration might be taxable, please clarify whether they concluded that the merger is fair irrespective of whether the merger consideration is taxable to Merix holders as ordinary income.
     Thomas Weisel Partners (“TWP”) has advised Merix that it was aware that if the merger does not qualify as a “reorganization” for federal tax purposes and that whether or not the merger qualifies as a “reorganization,” a portion or all of the merger consideration might be taxable to Merix shareholders as ordinary income. However, because the tax impact on an individual Merix shareholder is dependent on such shareholder’s individual tax attributes, including such shareholder’s tax basis in the Merix common stock held and status as a taxpayer, TWP is not able to determine the aggregate financial impact on Merix shareholders in the event that the merger does not qualify as a “reorganization”. Accordingly, TWP’s opinion addresses only the fairness of the aggregate consideration to be received by Merix shareholders (i.e., 2,500,000 shares of the common stock, $0.01 par value per share, of Viasystems) pursuant to the merger. As disclosed on page 88 of the Form S-4, “TWP did not express any opinion as to any tax or other consequences that might result from the merger, nor did TWP’s opinion address any legal, financial reporting, tax, regulatory or accounting matters.”
10.	We note that TWP’s opinion was delivered in October 2009 and that on November 24, 2009, Viasystems, Inc. issued $220 million of its 12% Senior Secured Notes. Please disclose whether any material changes in any of the projections or assumptions upon which TWP based its opinion have occurred since the delivery of the opinion.
     TWP has advised Merix that the issuance by Viasystems of $220 million of its 12% Senior Secured Notes on November 24, 2009 did not materially change any of the projections or assumptions upon which TWP based its opinion.
11.	We note that TWP has acted as an underwriter in connection with offerings of securities of Merix and performed various investment banking services for which they received customary fees. Please expand your discussion in the prospectus of the prior relationship between Merix and TWP, including the aggregate fees paid by Merix to TWP. In addition, disclose whether Merix or TWP recommended the amount of the contingent consideration to be paid. Refer to Item 1015(b) of Regulation M-A and Item 14(b)(6) of Schedule 14A.
     We note the Staff’s comment and supplementally advise the Staff that the “financial advisory services” that TWP provided to Merix during the past two years, referred to on page 98 of the Form S-4, did not constitute a material relationship between Merix and TWP and did not involve fees that were material to Merix or TWP (the aggregate fees paid by Merix to TWP during the past two years were approximately $25,000). With respect to the disclosure required by Item 1015(b)(5) of Regulation M-A, the amount of consideration to be paid in the merger was determined through arm’s length negotiations between Merix and Viasystems. TWP did not recommend any specific form of consideration to Merix or that any specific merger consideration constituted the only appropriate consideration for the merger. We respectfully direct the Staff to our disclosure at the top of page 98 of the Form S-4.

Mr. Johnson
December 17, 2009

Qualification of the Merger as a Reorganization, page 106
12.	Please clarify the nature of the “uncertainties” regarding the qualification of the acquisition of Merix as a reorganization. Clarify whether counsel is of the view that the tax outcome will be uncertain even after it is determined whether Merix is insolvent (or solvent) for income tax purposes. Provide an appropriately detailed explanation in this respect. Although we note your disclosure indicating that there is uncertainty about whether the trading price of the Viasystems common stock should be used to determine the value of Merix, it is unclear whether additional uncertainties would need to be resolved to make a determination regarding whether the transaction will qualify as a reorganization.
        In response to the Comment Letter, the tax disclosure on pages 106-108 of the Form S-4 has been amended.
Tax Consequences if the Merger Does not Qualify as a Reorganization, page 107
13.	Please briefly describe the limitations on the deductibility of capital losses.
        In response to the Comment Letter, the tax disclosure on page 107 of the Form S-4 has been amended.
The Merger Agreement,_page 110
14.	The third to last sentence of the disclaimer on page 110 states that investors “should not rely on the representations and warranties in the merger agreement (or the summaries contained herein) as characterization of the actual state of facts about Merix or Viasystems.” This appears to assert that the exhibits are not disclosure documents and may not be relied upon. The fact that a required exhibit, such as a material contract, is not prepared as a disclosure document does not mean that the exhibit does not constitute disclosure to investors. Please revise the disclaimer to include a clear statement of your disclosure responsibilities with regard to material contradictory information. See Release No. 34-51283. Please delete the referred sentence. Further, general disclaimers regarding the accuracy and completeness of disclosure, or investor use of that information, are not sufficient when the company is aware of material contradictory information, and additional disclosure by the company is appropriate in such circumstances.
        In response to the Comment Letter, the introduction to the section entitled “The Merger Agreement” on page 110 of the Form S-4 has been amended to state:
The following summary describes the material provisions of the merger agreement but does not purport to describe all of the terms of the merger agreement. This summary of the merger agreement is qualified in its entirety by reference to the full text of the merger agreement, which is attached as Annex A to this proxy statement/prospectus and is incorporated herein by reference. The plan of merger, which summarizes the merger agreement, is attached to this proxy statement/prospectus as Annex B, and is

Mr. Johnson
December 17, 2009

incorporated by reference into this proxy statement/prospectus. The merger agreement has been included to provide you with information regarding its terms. Merix and Viasystems urge you to read the full text of the merger agreement because it is the legal document that governs the merger. It is not intended to provide you with any other factual information about us. Such information can be found elsewhere in this proxy statement/prospectus.
15.	Cautionary language should be limited to statements of fact. In contrast, much of the disclaimer contains statements of speculation; in effect, that the representations and warranties in the agreements included as exhibits:
•	Should not be viewed to provide any factual information but you will not tell investors what factual information, if any, is the exception;

•	Are subject to qualifications and limitations by the respective parties, including exceptions and other information that are not necessarily reflected in the filed agreement — but you will not tell investors which representations or warranties, if any, have been so qualified, limited or excepted;

•	May apply a standard of materiality in a way different from what may be viewed as material to investors — but you will not tell investors which, if any, different way; and

•	May have changed after the date of the merger agreement — but you will not tell investors what, if anything, has changed.
The intent and the effect of this language is to undermine and to put into question the interpretation and reliability of a document that the Commission has required you to file as an exhibit to your registration statement. Either specifically identify which representations and warranties are subject to this language or delete this language.
     In response to the Comment Letter, the introduction to the section entitled “The Merger Agreement” on page 110 of the Form S-4 has been amended as set forth above in the response to comment 14.
Additional Agreements of Viasystems Related to the Merger
Note Exchange Agreement, page 125
16.	(a) With respect to the Note Exchange Agreement entered into with the holders of 98% of the Merix notes, it appears from section 4 of that agreement that you rely upon the exemption from registration provided in Section 4(2). In your supplemental response explain the facts that support your conclusion that the exemption was available for the offer and sale of the 1,398,251 shares of Viasystems common stock to the Merix note holders.

Mr. Johnson
December 17, 2009

     Viasystems views the offer of Viasystems common stock in respect of Merix’ 4% Convertible Senior Subordinated Notes due 2013 (the “Merix Notes”) as a valid private placement that is exempt from registration pursuant to Section 4(2) (“Section 4(2)”) of the Securities Act of 1933, as amended (the “Securities Act”). Section 4(2) provides that the registration requirements of Section 5 of the Securities Act do not apply to “transactions by an issuer not involving any public offering.” To determine whether an offering falls within the Section 4(2) exemption, the Supreme Court set forth a two-part test to be met by the issuer: (i) no offeree needs the protection afforded by registration and (ii) each offeree had access to the kind of information that would be provided in a registration statement. See SEC v. Ralston Purina Co., 346 U.S. 119 (1953). The following factors have been used by the Securities and Exchange Commission (the “Commission”) and courts to determine whether the Ralston test is satisfied:
•	the number of offerees and their relationship to each other and the issuer;

•	the number of securities offered and the size of the offering;

•	the manner of the offering;

•	the sophistication and experience of the offerees;

•	the nature and kind of information provided to offerees or to which offerees have ready access; and

•	the actions taken by the issuer to prevent the resale of securities.
     In connection with the exchange of 1,398,251 shares of Viasystems common stock, plus a cash payment of approximately $35 million for approximately 98% of the Merix Notes (the “Exchange”) pursuant to the Note Exchange Agreement, dated as of October 6, 2009 (the “Note Exchange Agreement”), these factors may be applied as follows:
     Number of Offerees and Their Relationship to Each Other and the Issuer. The Note Exchange Agreement was negotiated among Viasystems and 26 existing holders of the Merix Notes (the “Holders”), which hold approximately 98% of the Merix Notes. Viasystems was informed by the Holders (or managers thereof) that 24 of the noteholders are “qualified institutional buyers” within the meaning of Rule 144A under the Securities Act and the other two Holders are “accredited investors” within the meaning of Rule 501(a) of Regulation D under the Securities Act.
     Number of Securities Offered and the Size of the Offering. The Exchange was limited to the 26 Holders. The holders of the remaining 2% of the Merix Notes were not solicited in connection with the negotiation of the Note Exchange Agreement. Each of the Holders (or managers thereof) executed confidentiality agreements with Viasystems prior to receiving any information regarding the Exchange. As a result, the number of securities and size of the offering were narrowly tailored in connection with the Exchange.
     Manner of the Offering. As described above, Viasystems only communicated with the Holders, pursuant to confidentiality agreements, and did not utilize general advertising or general solicitation. The terms of the Note Exchange Agreement resulted from direct negotiations with the Holders.
     Sophistication and Experience of the Offerees. As noted above, 24 of the Holders are “qualified institutional buyers” within the meaning of Rule 144A under the Securities Act and the other two Holders are “accredited investors” within the meaning of Rule 501(a) of Regulation D under the Securities Act.

Mr. Johnson
December 17, 2009

Further, each Holder represented that it (i) understood that the transactions contemplated under the Note Exchange Agreement involve substantial risk, (ii) had such knowledge and experience in financial and business matters and/or relationship with Maple Acquisition Corp. or Viasystems as to be capable of evaluating the merits and risks of its participation in the Exchange, (iii) had the ability to bear the economic risks of its prospective investment and (iv) completed its own independent inquiry and relied fully upon the advice of its own legal counsel, accountant, financial and other advisors in determining the legal, tax, financial and other consequences of the Note Exchange Agreement and the transactions contemplated thereby.
     Nature and Kind of Information Provided to Offerees or to Which Offerees Have Ready Access. Viasystems’ wholly owned subsidiary, Viasystems, Inc., which constitutes substantially all of Viasystems’ activities and operations, complies with the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”), and Merix is subject to the periodic reporting requirements of the Exchange Act, thus each Holder had access to Viasystems, Inc.’s and Merix’ public filings and financial statements included therein. Viasystems also provided the Holders with additional information regarding its business and operations, the proposed merger between Merix, Viasystems and Maple Acquisition Corp. and the related recapitalization, and the Exchange. In addition, each participating Holder made representations it has completed its own independent inquiry and has relied fully upon the advice of its own legal counsel, accountant, financial and other advisors in determining the legal, tax, financial and other consequences of the Note Exchange Agreement and the transactions contemplated thereby. Each Holder was offered the opportunity to ask questions of Viasystems as it deemed necessary in connection with the decision to participate in the Exchange.
     Actions Taken by the Issuer to Prevent the Resale of Securities. Each Holder represented and warranted that it is acquiring the securities to be issued in the Exchange for its own account, for passive investment purposes, not with a view to, or for resale in connection with, any distribution thereof in violation of the Securities Act and the rules and regulations of the Commission promulgated thereunder. Further, each Holder receiving Viasystems common stock in connection with the Exchange agreed not to sell (i) 1/3 of the shares of Viasystems common stock until 75 days after the closing of the Exchange and (ii) 1/3 of the shares of Viasystems common stock until 150 days after the closing of the Exchange, subject, in each case, to certain exceptions. Additionally, Viasystems has agreed to file and maintain a “resale” registration statement for the benefit of the Holders for up to one year following the closing of the Exchange.
     In summary, the Exchange involved a limited number of financially sophisticated participants, each of whom (i) were given access to information relevant to their investment, and (ii) were offered securities in a manner not involving any general advertising or solicitation. Based on the Ralston test and the factors used by the Commission and courts to determine whether the Ralston test is satisfied, Viasystems believes that the Exchange is a valid private placement in reliance on Section 4(2).
(b) Also, we note that Schedule I to Exhibit 10.8 and other schedules to that document have not been filed. Tell us the basis for not filing those portions of the material agreement or revise to ensure that all of the material agreement has been filed.

Mr. Johnson
December 17, 2009

     Viasystems has included Annex A to Exhibit 10.8, which contains material information regarding certain registration rights of the Holders under the Note Exchange Agreement; however, Viasystems has elected to omit Schedule I and Schedule II from Exhibit 10.8 as the information contained on such schedules is immaterial and such schedules are the type of schedules that the Commission recognizes as appropriate to be omitted as described in Item 601(b)(2) of Regulation S-K. Schedule I and Schedule II reflect the number of shares of Viasystems common stock and cash to be received by each individual Holder. The Form S-4 provides information relating to the aggregate number of shares of Viasystems common stock that will be issued to the Holders pursuant to the Note Exchange Agreement.
Viasystems Executive Compensation
Summary Compensation
Summary Compensation Table, page 172
17.	Revise your table to itemize the dollar amounts of the components included in the “all other compensation” column for the most recently completed year. In addition, quantify the benefit for each of the club dues, financial consulting services and supplemental life insurance premiums referenced in footnote 9. Any item reported for a named executive officer pursuant to paragraph (c)(2)(ix) of this Item that is not a perquisite or personal benefit and whose value exceeds $10,000 must be identified and quantified in a footnote to column (i). Refer to Instruction 3 to Instructions to Item 402(c)(2)(ix).
        In response to the Comment Letter, the footnotes to the Summary Compensation Table on pages 172-173 of the Form S-4 have been amended to itemize the dollar amounts of the components included in the “all other compensation” column.
Annex C: Opinion of Thomas Weisel Partners
18.	We note that the TWP opinion letter limits the consent to the use of the opinion to “the use or referral by Seller of the opinion,” and that TWP does not appear to have consented to the summary of its report that is contained in the prospectus beginning on page 87. Please refer to Rule 436 and advise or revise your filing.
        TWP has filed its consent to the use of the summary of its opinion on pages 87-98 of the Form S-4 as Exhibit 99.2 of the Amendment.
Undertakings, page II-2
19.	Please advise us as to why you have not included the undertakings required by Item 512(a) of Regulation S-K. See Section II.F of Release No, 33-6578.
        The Form S-4 has been amended in response to the Comment Letter to include the undertakings required by Item 512(a) of Regulation S-K.

Mr. Johnson
December 17, 2009

Signatures, page II-3
20.	Your registration statement must be signed by either your controller or your principal accounting officer. If Mr. Sax is also signing in the capacity as controller or principal accounting officer, please make this clear. Please refer to Form S-4.
        Mr. Sax is signing in the capacity as principal accounting officer, and the Form S-4 has been amended to so indicate.
Exhibit Index, page II-5
21.	Please file all required exhibits for our review and possible comment. In addition, please file a draft of the tax matters opinion as soon as possible.
        The specimen common stock certificate has been filed as Exhibit 4.1 to the Amendment. The opinion of Weil, Gotshal & Manges LLP as to the validity of the securities being registered has been filed as Exhibit 5.1 to the Amendment (which exhibit includes the consent of Weil, Gotshal & Manges LLP to the use of its opinion). The opinion of Orrick, Herrington & Sutcliffe LLP has been filed as Exhibit 8.1 to the Amendment (which exhibit includes the consent of Orrick, Herrington & Sutcliffe LLP to the use of its opinion). The consent of Thomas Weisel Partners has been filed as Exhibit 23.5 to the Amendment. Certain lease agreements have also been filed as exhibits to the Amendment, as discussed more fully in the response to comment 22 below.
22.	We note that Viasystems Group operates six principal manufacturing and two principal distribution facilities with a total area of approximately 4.1 million square feet. Please tell us how you determined you are not required to file any of your lease agreements in answer to Item 601(b)(10)(ii)(D) of Regulation S-K.
        In response to the Comment Letter, the Form S-4 has been amended to include as exhibits Viasystems’ lease agreements that are material to the business. In addition, Viasystems has determined that certain other of its lease agreements are not material to the business and thus are not required to be filed pursuant to Item 601(b)(10)(ii)(D) of Regulation S-K.
        Should you have any questions regarding the foregoing, please contact the undersigned at (214) 746-7700.
Very truly yours,
/s/ R. Scott Cohen

R. Scott Cohen